Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

SAMEX Mining Corp.

ph:  (604) 870-9920

301 - 32920 Ventura Avenue

toll free:  800 828-1488

Abbotsford, BC  V2S 6J3

State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.  The issuer is a reporting issuer in British Columbia and Alberta.

Item 1: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech

Mining

☐ Financial Services

X exploration/development

☐ investment companies and funds

☐ production

☐ mortgage investment companies

☐ Oil and gas

☐ Forestry

☐ Real estate

☐ Hi-tech

☐ Utilities

☐ Industrial

☐ Other (describe)

______________________________

Details of distribution

Item 2: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report. NOT FILED ON EDGAR

Item 3: State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Distribution Date:  April 15, 2008

Item 4: For each security distributed:

(a)

describe the type of security,

(b)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date;

SAMEX Mining Corp. completed a private placement of 2,565,000 units, at a price of $0.60 per unit.

Each unit consists of one common share of SAMEX Mining Corp. and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.70 per share at any time during the three year term of the warrant which expires April 15, 2011.  The 2,565,000 shares and 1,282,500 warrants were issued April 15, 2008 and are subject to a hold period until August 16, 2008.

and

(c)

state the exemption(s) relied on.

The exemption relied upon is National Instrument 45-106 Section 2.3(2) and Section 2.5(2).

Item 5: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Red Deer County, AB	1	$0.60/unit	$30,000
Dundas, Ontario	1	$0.60/unit	$60,000
Principality of Liechtenstein	2	$0.60/unit	$900,000
Burnaby, BC	1	$0.60/unit	$189,000
Concord, Ontario	1	$0.60/unit	$360,000
Total number of Purchasers	6

Total dollar value of distribution in all jurisdictions (Canadian $)	$1,539,000

Item 6: Note 1:

If securities are issued at different prices list the highest and lowest price the securities were sold for. N/A

Commissions and finder’s fees  N/A

Item 7: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution

Item 8: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:  April 16, 2008

SAMEX MINING CORP.

Name of issuer (please print)

Larry D. McLean, Vice President, Operations

604 870-9920

Print name, title and telephone number of person signing

“Larry D. McLean”

Signature

Item 9: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s).  The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a)

has been notified by the issuer

(i)

of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii)

that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)

that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)

of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(b)

has authorized the indirect collection of the information by the Ontario Securities Commission.